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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41640

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STUDENT OPTIONS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 MONTGOMERY STREET, 2ND FLOOR
(No. and Street)

SAN FRANCISCO	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven D. or Jill S. Student 925 570 3110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON, CPA
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DRIVE, SUITE W 508	SOUTHFIELD	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN STUDENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STUDENT OPTIONS LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MANAGING MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of CA

State of California

County of Contra Costa

Subscribed and sworn (or affirmed) before me on this 26th day of Feb., 2016 by Steven Student proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature


M.M. OSORIO
COMM. #2093018
NOTARY PUBLIC • CALIFORNIA
CONTRA COSTA COUNTY
Commission Expires JAN 7, 2019

STUDENT OPTIONS LLC

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2015

TABLE OF CONTENTS

	Page No.
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 7
Supplementary Information	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of April 30, 2015	8
Reconciliation of Computation of Reserve Requirements Pursuant to Rule 15c3-3	9
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	10 – 11
Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	12 – 14
SIPC General Assessment Reconciliation (SIPC – 7)	15 – 16

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Student Options, LLC
220 Montgomery Street
San Francisco, CA 94104

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Student Options, LLC as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Student Options, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Student Options, LLC as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Student Options, LLC financial statements. Supplemental Information is the responsibility of Student Options, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its

form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

STUDENT OPTIONS LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Cash in bank	$ 5,743,752
Deposits with clearing broker	294,872
Total cash	6,038,624
Receivables	658,840
Fixed assets net of depreciation	142,654
Total assets	$ 6,840,118

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 37,277
Total liabilities	37,277

MEMBERS' EQUITY

Members' equity:	
Members' Equity	6,802,841
Total members' equity	6,802,841
Total liabilities and members' equity	$ 6,840,118

The accompanying notes are an integral part of these financial statements.

STUDENT OPTIOPNS LLC
Statement of Operations
For the Year Ended December 31, 2015

Revenue	
Fees and commissions earned	$ 3,850,062
Other income	1,124
Total revenues	3,851,186
Expenses	
Clearing charges	102,714
Payroll and employee benefits	1,326,225
Depreciation	12,565
Telephone and communication	122,227
Regulatory fees	112,048
Professional fees	33,725
Office expense	1,150
Travel and entertainment	75,980
Outside services	800
Printing and delivery	-
Taxes and licenses	31,256
Meals and seminars	60,437
Other	21,816
Total expenses	1,900,943
Net income	$ 1,950,243

The accompanying notes are an integral part of these financial statements.

STUDENT OPTIONS LLC
Statement of Changes in Members Capital
For the Year Ended December 31, 2015

Members' Capital		
Beginning of the year	$	6,502,598
Capital contribution		0
Distributions		(1,650,000)
Net income		1,950,243
Balance - April 30, 2015	$	6,802,841

The accompanying notes are an integral part of these financial statements.

STUDENT OPTIONS LLC
Statement of Cash Flows
For the Year Ended

For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	1,950,243
Changes in operating assets and liabilities:	
Increase in commissions receivable	(224,367)
Decrease in clearing brokerage accounts	2,676
Increase in fixed assets	(142,654)
Increase in commissions and accounts payable	(17,841)
Net cash provided by operating activities	1,568,057
Financing Activities	
Owners Draw - Capital Distributions	(1,650,000)
Net cash used in financing activities	(1,650,000)
Net increase in cash	(81,943)
Cash at beginning of year	5,825,695
Cash at end of year	$ 5,743,752

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Student Options LLC (the "Company"), is a California limited liability company formed on September 24, 1998. The Company is registered as a broker and dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of NYSE Arca and the Securities Investor Protection Corporation ("SIPC"). The Financial Industry Regulatory Authority ("FINRA") is its examining agency.

As a registered Floor Broker, the Company acts in an agency only capacity conducting a commission business in Equity Derivatives execution. The Company does not commit capital or otherwise engage in proprietary trading activities. During the normal conduct of business the Company may engage in the following activities: order execution and reporting, representation of non-marketable limit orders, liquidity seeking function, supplying factual market information, match buy/sell orders, and maintain compliance with all applicable laws and regulations.

Vision Financial Markets LLC (the "Clearing Broker") provides clearing services to the Company.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts, which, at all times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Income taxes

No provision for federal or state income taxes has been made since the Company is treated as a pass through entity for income tax purposes and its income is allocated to the members for inclusion in the members' income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2011.

1. General Information and Summary of Significant Accounting Policies (Continued)

Depreciation of fixed assets

Vehicles costing $243,938 are depreciated on a straight-line basis over five years and $88,719 was fully depreciated at December 31, 2015. Depreciation recorded for the year is $12,565.

2. Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately .01 to 1 at December 31, 2015. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At December 31, 2015, the Company had net capital as defined of $6,282,558, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities.

4. Cash Deposit

Consistent with industry practice, the Company's clearing broker, Vision Financial Markets LLC, is holding $294,872 as a deposit for errors.

5. Subsequent Events

Management has evaluated subsequent events through February 24, 2016, the date on which the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SUPPLEMENTARY INFORMATION

STUDENT OPTIONS LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

SCHEDULE I

Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2015

Computation of Net Capital

Stockholder's Equity		$ 6,802,842
Non-Allowable Assets		
Receivables over 30 days	$ 377,629	
Fixed assets	142,654	
Total Non-Allowable Assets		$ 520,283
Net Allowable Capital		$ 6,282,558

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness		$ 2,483
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer		5,000
Net Capital Requirement	$ 5,000	
Excess Net Capital		$ 6,277,558

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 37,277
Percentage of Aggregate Indebtedness to Net Capital	.01%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of [Year-End Date]	$ 6,282,558
Net Capital per Audit	$ 6,282,558
Reconciled Difference	-

Reconciliation of Computation of Reserve Requirements Pursuant to Rule 15c3-3

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
Student Options, LLC
3138 Via Larga
Alamo, CA 94507

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Student Options, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Student Options, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Student Options, LLC stated that Student Options, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Student Options, LLC .'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Student Options, LLC compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2015

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Student Options, LLC
3138 Via Larga
Alamo, CA 94507

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2014 to December 31, 2014, which were agreed to by Student Options, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Student Options, LLC, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Student Options, LLC.'s management is responsible for Student Options, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries; the amount paid is $4,268.59.

2. Compared audited Total Revenue for the period of January 01, 2015 through the December 31, 2015 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Student Options, LLC.had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2016

pd 7/23/2015


SIPC-6
(34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2015

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

22*23*******3305*******************MIXED AADC 220
041640 ARCA DEC
STUDENT OPTIONS LLC
3138 VIA LARGA
ALAMO CA 94507-1524

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

contact respecting this form.

John Dabdoub (925) 447-7060

A. General assessment payment for the first half of the fiscal year — $ 4541.14

B. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

C. Total assessment and interest due — $ 4541.14

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) — $ 4541.14

Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

Dated the 23 day of July, 20 15

Student Options LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Vice President
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

81 (1)23245

SIPC-7

33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for urposes of the audit requirement of SEC Rule 17a-5:

22*22*********3358*********************MIXED AADC 220
041640 ARCA DEC
STUDENT OPTIONS LLC
3133 VIA LARGA
ALAMO CA 94507-1524

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Durden (925) 447-7660

2. A. General Assessment (item 2e from page 2) $ 8471.38

B. Less payment made with SIPC-6 filed (exclude interest) (4202.79)

7-22-14
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 4268.59

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4268.59

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4268.59

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

STUDENT OPTIONS LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice President
(Title)

Dated the 27 day of Jan, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Student Options LLC
Member NYSE Arca
3138 Via Larga
Alamo, CA 94507
SF Office (415) 954-1680
Alamo Office (925) 570-3110

February 22, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Student Options LLC has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2015 through December 31, 2015. Student Options, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Student Options LLC's past business has been of similar nature and has complied to this exemption since its inception, (September 24, 2008).

Steven D. Student, the president of Student Options, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

Jill S. Student has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Student Options, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (925) 570-3110.

Very truly yours,

Student Options LLC



Steven D. Student
President